# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: W. R. BERKLEY CORPORATION, CIK 0000011544
CUSIP: 084423102
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 475 Steamboat Road, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 12/05/2025
Filed by CIK 0000918186
Persons authorized to receive notices and communications: Attn: Kelly F. O'Donnell, WR Berkley & Others LLC, 475 Steamboat Road, Greenwich, Connecticut (CT), 06830, (203) 629-4800; Wachtell, Lipton, Rosen & Katz, Attention: David A. Katz, Esq., 51 West 52nd Street, New York, New York (NY), 10019, (212) 403-1309

## Reporting persons
- WR Berkley & Others LLC (CIK 0000918186): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 63,515,547; shared voting power 32,035,597; sole dispositive power 63,515,547; shared dispositive power 32,035,597; aggregate amount beneficially owned 95,551,144 (25.14% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of common stock, par value $0.20 per share (the "Common Stock"), of W. R. Berkley Corporation (the "Issuer") held by MS&AD Insurance Group Holdings, Inc., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MS&AD Holdings"), and Mitsui Sumitomo Insurance Co., Ltd., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MSI" and together with MS&AD Holdings, the "MSI Entities"), as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- WR Berkley & Others 2 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,553,486; shared voting power 91,997,658; sole dispositive power 3,553,486; shared dispositive power 91,997,658; aggregate amount beneficially owned 95,551,144 (25.14% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- William R. Berkley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 17,363,285; shared voting power 78,187,859; sole dispositive power 17,363,285; shared dispositive power 78,187,859; aggregate amount beneficially owned 95,551,144 (25.14% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- Marjorie J. Berkley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 204,364; shared voting power 95,346,780; sole dispositive power 204,364; shared dispositive power 95,346,780; aggregate amount beneficially owned 95,551,144 (25.14% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- W. Robert Berkley, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,552,770; shared voting power 90,998,374; sole dispositive power 4,552,770; shared dispositive power 90,998,374; aggregate amount beneficially owned 95,551,144 (25.14% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- The William R. Berkley 2011 GST Trust u/a dated December 20, 2011: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,350,000; shared voting power 94,201,144; sole dispositive power 1,350,000; shared dispositive power 94,201,144; aggregate amount beneficially owned 95,551,144 (25.14% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,287,201; shared voting power 91,263,943; sole dispositive power 4,287,201; shared dispositive power 91,263,943; aggregate amount beneficially owned 95,551,144 (25.14% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.
- The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 724,491; shared voting power 94,826,653; sole dispositive power 724,491; shared dispositive power 94,826,653; aggregate amount beneficially owned 95,551,144 (25.14% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: W. R. BERKLEY CORPORATION
Address of issuer's principal executive offices: 475 Steamboat Road, Greenwich, Connecticut (CT), 06830
Comment: The Reporting Persons are filing this statement on Schedule 13D (the "Statement") to report certain transactions related to the acquisition of beneficial ownership by the MSI Entities of at least 12.5% of the common stock of the Issuer on December 7, 2025 (as described in greater detail in Items 5 and 6 below).

## Item 2. Identity and Background
Name of person filing:
The persons filing this Statement on Schedule 13D (this "Statement") are WR Berkley & Others LLC, a Delaware limited liability company ("Family Holdings"), WR Berkley & Others 2 LLC, a Delaware limited liability company ("Family Holdings 2"), William R. Berkley, Marjorie J. Berkley, W. Robert Berkley, Jr., The William R. Berkley 2011 GST Trust u/a dated December 20, 2011, The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue and The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue (collectively, the "Reporting Persons"). Family Holdings is a Delaware limited liability company.

The members of Family Holdings and Family Holdings 2 are William R. Berkley (direct owner of 16.7732% of each of the limited liability company interests thereof), WRB 2018 Irrevocable Family Trust dated as of September 4, 2018 (direct owner of each of 43.2268% of the limited liability company interests thereof) and WRB 2024 GRAT No. 1 dated as of November 19, 2024 (direct owner of 40.000% of the each of limited liability interest thereof). William R. Berkley is the trustee of WRB 2018 Irrevocable Family Trust dated as of September 4, 2018, and Marjorie J. Berkley is the trustee of WRB 2024 GRAT No. 1.

William R. Berkley is the chairman of the Issuer's board of directors, is the spouse of Marjorie J. Berkley, and is the father of W. Robert Berkley, Jr (the chief executive officer of the Issuer). Marjorie J. Berkley is the spouse of William R. Berkley, and the mother of W. Robert Berkley, Jr.
Residence or business address: The principal business address of each of the Reporting Persons is 475 Steamboat Road Greenwich CT 06830.
Present principal occupation or employment: Schedule A to this Statement includes the name, business address, present principal occupation or employment and citizenship of the managers of each of the Reporting Persons and is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any of their respective managers identified in Schedule A to this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any of their respective managers identified in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
* WR Berkley & Others LLC is a Delaware limited liability company
* WR Berkley & Others 2 LLC is a Delaware limited liability company
* William R. Berkley, Marjorie J. Berkley and W. Robert Berkley, Jr are United States Citizens
* The William R. Berkley 2011 GST Trust u/a dated December 20, 2011 is a trust organized under the laws of the state of Delaware
* The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue are each trusts organized under the laws of the state of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported as beneficially owned by the Reporting Persons were acquired in or before the initial public offering of the Issuer, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer, director or employee of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Calculations of the Reporting Persons' beneficial ownership on the cover pages and in Item 5(a) of this Statement are based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025. However, when calculating MSI's percentage ownership for certain purposes under the Framework Agreement, LLC Agreement (each as defined below), MSI uses as its denominator 397,680,471 shares of Common Stock, which comprises such number of shares of Common Stock outstanding as of October 28, 2025 and 17,659,297 shares of Common Stock held in a grantor trust as of September 30, 2025, each as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025. We refer to that aggregate number as the "Outstanding Agreement Shares."

In addition, on March 28, 2025, Family Holdings entered into a Framework Agreement (the "Framework Agreement") with MSI, as further described in Item 6 below. Pursuant to the Framework Agreement, on the Director Appointment Date (as defined below), MSI will be able to designate one acceptable director candidate, whose appointment to the board of directors of the Issuer (the "Board") will be recommended by Family Holdings and who will be subject to review and approval by the Nominating and Corporate Governance Committee of the Board pursuant to its customary policies and procedures.

As publicly announced by the Issuer on December 5, 2025, MSI currently beneficially owns over twelve and a half percent (12.5%) of the outstanding shares of Common Stock, giving it the right to designate an acceptable director candidate for appointment to the Board after March 15, 2026 if all required regulatory approvals have been obtained, as further described in Item 6 below. MSI expects to make additional purchases of Common Stock, up to a maximum of fifteen percent (15%) of the Outstanding Agreement Shares by March 31, 2026. Such shares were not and will not be acquired from Family Holdings, the Berkley family or the Issuer. In addition, on the Closing Date (as defined below), MSI and Family Holdings will enter into the LLC Agreement, as further described in Item 6 below.

The Reporting Persons have acquired the Common Stock to which this Statement relates for investment purposes. The Reporting Persons will continue to evaluate their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Issuer's securities. Based upon such evaluation, the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may seek to acquire additional shares of Common Stock in the open market or in private transactions, or otherwise.

Under the Framework Agreement and LLC Agreement, MSI will vote its shares of Common Stock in accordance with the recommendation of Family Holdings (prior to the Closing Date) and the board of Symphony Partners (after the Closing Date), in each case except in limited circumstances where MSI's shares will be voted in the same proportion as shares not owned by MSI are voted.

Except as set forth in this Item 4 or Item 6, which is incorporated by reference, the Reporting Persons do not have any present plans or proposals with respect to any of the actions specified in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own 95,551,144 shares of Common Stock, representing approximately 25.14% of the shares of Common Stock outstanding.

The percentage beneficial ownership of the Reporting Persons has been determined based on 380,021,174 shares of Common Stock outstanding as of October 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by MSI. As a result of the Framework Agreement and LLC Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting power over the shares of Common Stock beneficially owned by MSI. As of the date hereof, MSI beneficially owns an aggregate of 48,601,588 shares of Common Stock (representing approximately twelve and eight tenths percent (12.8%) of the total number of shares of Common Stock outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with MSI.
Number of shares as to which each person has sole or shared power to vote or dispose: In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Joint Filing Agreement

A Joint Filing Agreement, dated December 11, 2025, by and among the Reporting Persons, has been executed by the Reporting Persons.

Framework Agreement

On March 28, 2025, Family Holdings entered into the Framework Agreement with MSI. Pursuant to the Framework Agreement, once MSI acquires four and nine tenths percent (4.9%) of the outstanding shares of Common Stock, and until the Closing Date, MSI will vote those shares in accordance with the recommendation of Family Holdings, except in limited circumstances where the MSI shares will be voted in the same proportion as shares not owned by MSI are voted.

As of the earlier of (1) the date on which MSI acquires fifteen percent (15%) of the Outstanding Agreement Shares or such earlier date as may be designated by MSI to Family Holdings in writing after the required regulatory approvals contemplated by the Framework Agreement have been obtained (the "Closing Date") and (2) March 15, 2026, so long as on such date MSI has acquired at least twelve and a half percent (12.5%) of the outstanding shares of Common Stock and the required regulatory approvals have been obtained (such earlier date, the "Director Appointment Date"), Family Holdings will recommend the appointment of an acceptable MSI director designee to the Board, subject to review and approval by the Board's Nominating and Corporate Governance Committee pursuant to its customary policies and procedures, and will take all reasonable steps to cooperate with MSI in furtherance of meeting the Equity Method Accounting Requirements (as defined in the Framework Agreement). MSI has informed the Issuer that it intends to complete the transactions contemplated by the Framework Agreement and enter into the LLC Agreement in the first quarter of 2026.

Under the Framework Agreement, MSI has also agreed to customary standstill restrictions relating to the Issuer that are directly enforceable by Family Holdings and the Issuer.

Limited Liability Company Agreement

On the Closing Date, Family Holdings and MSI will enter into the Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of Symphony Partners, LLC ("Symphony Partners") substantially in the form attached as Exhibit A to the Framework Agreement, pursuant to which Symphony Partners is to be operated following the Closing Date. Pursuant to the LLC Agreement, except as otherwise set forth therein, at any annual or special meeting of the Issuer's stockholders, each of Family Holdings and MSI will vote their respective shares of Common Stock as determined by the board of directors of Symphony Partners, which will be composed of two (2) directors appointed by MSI and two (2) directors appointed by Family Holdings, one of whom will be the chairperson and will cast the tie-breaking vote if there is a tie, except with respect to certain reserved matters. As a result, determinations by the board of Symphony Partners will effectively be controlled by Family Holdings.

All shares of Common Stock subject to the LLC Agreement shall be voted as determined by the Symphony Partners board of directors, except in limited circumstances where the MSI shares will be voted in the same proportion as shares not owned by MSI are voted. At any annual or special meeting of Issuer's stockholders at which Board directors are to be elected, MSI and Family Holdings will take all necessary actions to cause their respective shares of Common Stock to be voted in favor of one (1) person designated by MSI to the Board, subject to review and approval by the Board's Nominating and Corporate Governance Committee pursuant to its customary policies and procedures, and at least two (2) persons designated by Family Holdings to the Board.

The foregoing descriptions of the Joint Filing Agreement, the Framework Agreement and the LLC Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the text of such agreements, which are attached hereto as Exhibits 99.1 and 99.3 and incorporated herein by reference.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons (or, to the best of such Reporting Person's knowledge, any other persons identified on Schedule A attached hereto with respect to the Reporting Persons), or between any Reporting Person (or, to the best of such Reporting Person's knowledge, any other person identified on Schedule A attached hereto with respect to such Reporting Person) and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated December 11, 2025

99.2 Schedule A, dated December 11, 2025

99.3 Framework Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 28, 2025)

## Signatures
- WR Berkley & Others LLC: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. /Manager (12/11/2025)
- WR Berkley & Others 2 LLC: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. / Manager (12/11/2025)
- William R. Berkley: /s/ William R. Berkley, William R. Berkley (12/11/2025)
- Marjorie J. Berkley: /s/ Marjorie J. Berkley, Marjorie J. Berkley (12/11/2025)
- W. Robert Berkley, Jr.: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. (12/11/2025)
- The William R. Berkley 2011 GST Trust u/a dated December 20, 2011: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. /Trustee (12/11/2025)
- The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue: /s/ Marjorie J. Berkley, Marjorie J. Berkley/Trustee (12/11/2025)
- The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue: /s/ Marjorie J. Berkley, Marjorie J. Berkley/Trustee (12/11/2025)